RENAISSANCE OIL CORP.

The “Reporting Issuer” Or the “Company”

FORM NI 51-101F1 STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

For fiscal year ended December 31, 2014

This is the form referred to in item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101'). Terms for which a meaning is given in NI 51-101 have the same meaning in this Form 51-101F1.

TABLE OF CONTENTS

PART 1	DATE OF STATEMENT	Page 1

PART 2	DISCLOSURE OF RESERVES DATA	Page 1

PART 3	PRICING ASSUMPTIONS	None-not included

PART 4	RECONCILIATION OF CHANGES IN RESERVES	None-not included

PART 5	ADDITIONAL INFORMATION RELATING TO RESERVES DATA	None-not included

PART 6	OTHER OIL AND GAS INFORMATION	Page 2

Form 51-101F2	Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor	None – “nil” included

Form 51-101F3	Report of Management and Directors on Oil And Gas Disclosure	Filed Separately

PART 1

DATE OF STATEMENT

Item 1.1

Relevant Dates

1.

The date of this statement is April 29, 2015.

2.

The effective date of information provided in this statement is as of the Company's most recently completed fiscal year ended: December 31, 2014.

3.

The date of preparation of the information provided herein is: April 29, 2015.

PART 2

DISCLOSURE OF RESERVES DATA

As at December 31, 2014, the Company did not have an interest in any oil and gas property, and as such had no reserves or production. Accordingly, the Company did not have any future net revenue related to reserves as at December 31, 2014,

PART 6

OTHER OIL AND GAS INFORMATION

Item 6.1

Oil and Gas Properties and Wells

At December 31, 2014, the Company had no interests in oil and gas properties.

Item 6.2

Properties With No Attributed Reserves

At December 31, 2014, the Company had no interests in oil and gas properties.

Item 6.6

Costs Incurred

At December 31, 2014, no costs were incurred on oil and gas properties

Item 6.7

Exploration and Development Activities

Renaissance is looking to establish a high quality, diversified shale and mature fields portfolio for development in Mexico and Spain. Renaissance has completed an agreement with Halliburton, pursuant to which Renaissance will work with Halliburton to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries and shale prospects in Mexico. The Company has not yet engaged in any exploration or development activities.

Form 51-101F2

The companion Form 51-101F2 “Report of Reserves Data by Independent Qualified Reserves Evaluator or Auditor” to this Form 51-101F1 is not required, as this F1 Report indicates the Company is an explorations stage company and has no material reserves to report on.

Form 51-101F3

The companion Form 51-101F3 “Report of Management and Directors on Oil and Gas Disclosures” pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.